1. Name and Address of Reporting Person
   Crusa, Jack D.
   No 1 Leggett Road
   Carthage, MO 64836
   USA
2. Issuer Name and Ticker or Trading Symbol
   Leggett & Platt, Incorporated (LEG)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       12/31/2001 A             909         A      $0.0000                     D
                                   <F1>                                        <F1>
Common Stock                       12/31/2001 A             1319        A      $0.0000    47146            D
                                   <F2>                                        <F2>
Common Stock                       12/31/2001 A             52          A      $0.0000    2112             I           Held in Trust
                                   <F3>                                        <F3>                                    under
                                                                                                                       Issuer's
                                                                                                                       Retirement
                                                                                                                       Plan
Common Stock                                                                              0                I           Family Member
Common Stock                                                                              1236             I           Child
Common Stock                                                                              16214            I           Spouse
Common Stock                       06/09/2001 G             33          A      $0.0000    33               I           Family Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $0.01                                                03/31/2002 Common                      4500     D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                12/28/2010 Common                      4018     D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                12/05/2011 Common                      4842     D
(Right to buy)                                                                 Stock
Stock Options  $0.01                                                12/23/2012 Common                      5926     D
(Right to buy)                                                                 Stock
Stock Options  $3.09    12/15/2000 A         15400       01/01/2002 12/14/2015 Common  15400    $0.0000    15400    D
(Right to buy)          <F4>                                                   Stock
Stock Options  $3.85                                                03/22/2014 Common                      9202     D
(Right to buy)                                                                 Stock
Stock Options  $4                                                   12/12/2014 Common                      13535    D
(Right to buy)                                                                 Stock
Stock Options  $17.69   01/02/2001 A         13000       07/02/2002 01/03/2011 Common  13000    $0.0000    13000    D
(Right to buy)                                           <F5>                  Stock
Stock Options  $20                                                  04/11/2009 Common                      24500    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Stock Awards made to Reporting Person under Issuer's 1989 Flexible Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/01 at fair market values ranging from $17.00 to $24.23 per share. The information is presented as of 12/31/01.
<F2>
Acquisition of stock under Issuer's 1989 Discount Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/01 at values ranging from $16.35 to $17.85 per share. The information is presented as of 12/31/01.
<F3>
Shares were acquired under Issuer's Restated Employee Stock Purchase/Stock Bonus Plan through reinvestment of dividends of common stock held in the Plan Trust for fiscal year ended 12/31/01 at prices ranging from $17.05 to $20.95 per share. The information is presented as of 12/31/01.
<F4>
These options were granted pursuant to the Issuer's Deferred Compensation Program based on elections made in 2000 to defer income becoming payable in 2001. The options are exempt under Rule 16b-3. Since the number of shares subject to option could not be determined until 2001 compensation levels were determined, these options did not become reportable until 2001.
<F5>
The option vests in three equal annual installments beginning July 2, 2002.

SIGNATURE OF REPORTING PERSON
/s/ Jack D. Crusa

DATE
02/13/2002